CHOU AMERICA MUTUAL FUNDS
Three Canal Plaza, Suite 600
Portland, Maine 04101

July 7, 2011

VIA EDGAR

Office of Registration and Reports U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re: Chou America Mutual Funds - File Numbers 333-165300 and 811-22394 (the “Trust”)

To the Staff of the Commission:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trust please find: (i) a copy of the Trust’s Investment Company Blanket Bond No. 206-25-75-01 (the “Fidelity Bond”) issued by Great American Insurance Company in the amount of $400,000; and (ii) a secretary’s certificate certifying the resolutions approved by the Board of Trustees (“Trustees”) on June 2, 2011, approving the type, form, coverage and amount of the Fidelity Bond.

The Trust paid a premium of $1,950.00 for the amount of the Fidelity Bond for the period from July 1, 2011, through July 1, 2012.

Respectfully submitted,

/s/ Megan Hadley Koehler
Megan Hadley Koehler
Secretary of the Trust